

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 10, 2018

Via E-Mail
Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re: General Mills, Inc.**
> **Form 10-K for the Fiscal Year Ended May 27, 2018**
> **Filed June 29, 2018**
> **File No. 1-00185**

Dear Mr. Mulligan:

We refer you to our comment letter dated September 17, 2018 regarding potential business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director